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markschonberger@paulhastings.com

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April 17, 2009	23062.68339

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Tom Kluck, Branch Chief

Re:	Lexington Realty Trust
Registration Statement on Form S-3
Filed March 11, 2009
File No. 333-157858

Dear Mr. Kluck:

This letter sets forth the response of Lexington Realty Trust (the “Trust”) to the Staff’s comment letter dated March 27, 2009 in connection with the Staff’s review of the above-referenced Registration Statement.  Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement. For your convenience, we have repeated the comment prior to our response.

General

1.
We note your correspondence of March 11, 2009 and that your registration statement incorporates by reference your Form 10-K for fiscal year ended December 31, 2008 that was filed on March 2, 2009.  As noted in your correspondence, your 10-K incorporates by reference Part III information from your definitive proxy statement, which has not yet been filed.  Please note that the definitive proxy statement must be filed prior to effectiveness of the registration statement.  Please refer to Securities Act Forms, Compliance and Disclosure Interpretation Question 123.01, which can be found on our website, for guidance.

The Trust respectfully advises that its correspondence to the Staff preceding the Registration Statement stated that it “will not request acceleration of effectiveness of the Registration Statement until the Trust has filed the Part III information that will be incorporated by reference into its Annual Report on Form-10-K for the year ended December 31, 2008, which was filed on March 2, 2009.”  On April 6, 2009, the Trust filed its Definitive Proxy Statement on Schedule 14A, which contained the Part III information. Accordingly, the Registration Statement now contains a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 123.01 prior to the time it is declared effective by the Staff.

Securities and Exchange Commission
April 17, 2009

2.
We note your disclosure in the “Calculation of Registration Fee” section that you are relying upon Rule 415(a)(6) of Regulation C for this offering.  Please explain to us why you believe that you are eligible to rely upon Rule 415(a)(6).  Please refer to Securities Act Rules, Compliance and Disclosures Interpretation Questions 198.03 and 198.06.

In accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 198.06, the Trust believes the following two requirements have been met as noted below:

(1)           Prior to filing the Form 10-K, the issuer must file a post-effective amendment to the automatic shelf registration statement (on EDGAR submission type POSASR) to register a specific amount of securities and to pay the associated filing fee.

The Trust received oral guidance from the Staff stating that an issuer did not need to file a post-effective amendment prior to filing its Form 10-K but could still avail itself of the provisions of Rule 415(a)(6) upon the loss of well-known seasoned issuer status, if the issuer’s automatic shelf registration statement contained all the information required to be included on Form S-3 (i.e. (i) did not omit information pursuant to Rule 430B; (ii) paid the filing fee up front; and (iii) set forth the amount of securities to be offered).  The Trust’s automatic shelf registration statement (File No. 333-155586), when filed on November 21, 2008, contained all the information required to be included on Form S-3, paid the full filing fee at the time of filing, and set forth the amount of securities to be offered.

(2)           The prospectus included in the post-effective amendment to the automatic shelf registration statement may not omit information in reliance on provisions of Rule 430B that are available only to automatic shelf registration statements and instead must contain all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2.

Securities and Exchange Commission
April 17, 2009

As stated above, the Trust’s automatic shelf registration statement included all the information required to be included on Form S-3 and did not omit information in reliance on Rule 430B, and accordingly, the Trust was not required to file a post-effective amendment prior to filing its Form 10-K.

Further in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 198.06, the Trust promptly filed the Registration Statement after filing its Form 10-K.

Part II - Information No Required In Prospectus. page II-1

Item 16. Exhibits. page II-2

3.	Please file the statement of eligibility of trustee as required by Item 601(b)(25) of Regulation S-K.

The Trust has elected to designate a trustee on a delayed basis pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.  Accordingly, it will file any required statement of eligibility of trustee on Schedule T-1 on a delayed basis under the electronic form type “305B2.”  In response to the Staff’s comments, the Registrant will revise the disclosure on page II-5 in a pre-effective amendment to the Registration Statement to include the following:

25	Statement of Eligibility of Trustee on Form T-1 for the Debt Securities**

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

Securities and Exchange Commission
April 17, 2009

Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,

/s/Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Erin Martin, Attorney-Advisor, Securities and Exchange Commission
Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust